Annie May's Sweet Cafe

technology

The #2 Ranked Allergy-Free Bakery

ANNIEMAYSSWEETCAFE.COM NEWTON MASSACHUSETTS



My sister runs the original bakery in Louisville, KY. She is a baker, not a business person, so I decided to buy the rights to New England and become her first franchisee.

Robert May Owner @ Annie May's Sweet Cafe

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Why you may want to support us...

1. Original cafe (which is a separate entity) in Louisville, KY with $550,000 in sales this year, growing 30% yoy.
2. Original location open for 7 years with $0 marketing budget.
3. Annie May's New England LLC owns the rights to operate in 7 states, including New York.
4. Annie May's New England LLC owns 50% of the online business of all Annie May's (other 50% is owned by original bakery).
5. Investors in this raise are investing in Annie May's New England LLC, not the original Louisville location.
6. First franchise just opened in Newton, MA.

The founder

MAJOR ACCOMPLISHMENTS

Robert May
Owner
Sold software company for over $100M

Why people love us

"This is the best bakery in Louisville! Having to be gluten free is a challenge but there are no questions when eating here! EVERYTHING is amazing! Staff is always extremely nice and helpful. If you haven't been, stop I and get your fix! You won't regret it"

James R.
Customer, March 2019

"I LOVE Annie May's. I don't live close, but when I make a trip to Louisville, I stock up! I've been to several GF bakeries in and out of state, but this is by far the best! Also, I'm pretty sure they are known for their oatmeal cream pies. Before I discovered my gluten intolerance, I never ate/liked LD. BUT, I was told that I had to try them at AM. Well, they are now a favorite of mine!"

Patricia B. Greensburg
Customer, February 2019

"Annie May's has some great desserts for those who are on strict diets (eg: gluten free, dairy or egg free). The crazy thing is, you would never know by the taste! Everything I have had from here is crazy good. My favorite right now is the chocolate chip cookie sandwich with cream cheese icing in the middle AND dipped in chocolate! Wowzers! Even if you don't have food allergies, give Annie May's a try! You won't be disappointed."

Josh M.
Customer, March 2018

In the news

No Logo

AllergyEats Announces Top Allergy-Friendly Sweets Shops | AllergyEats

BOSTON - AllergyEats is pleased to announce its 2019 list of the Top Allergy-Friendly Sweets Shops in America. Released for the first time this year, this prestigious list is derived from the reviews of food-allergic

August 7, 2019 @ allergyeats.com

Downloads

Annie May Cafe Deck.pdf

The Story of Annie May's

Two kids in every classroom have food allergies.
40% of these kids are allergic to more than one food.

The story started in 2009, a few years before the first bakery opened, because my nephew had food allergies. My sister Annie, who was a teacher and working on her PhD at the time, had always been a hobby baker and decided to make our nephew some things he could eat.



She would experiment week in and week out with recipes. I would go to visit her and she would have made 14 different trays of brownies, all with different textures and slightly different ingredients, and I had to rate them all.



A Hobby Becomes A Business.
Free of the Top 8 Allergies in the US.

In 2012, Annie decided to start a bakery full time in Louisville, KY. The business has been open and profitable for 7 years and is on track to do well over a half-million dollars this year. In late 2017 I had sold my technology startup and was focused on investing and she approached me about help franchising. I decided to be her first franchisee.







Time To Expand

I decided to buy the rights to the 7 states in and around Massachusetts, and financed the opening of the first bakery in Newton, MA. The entity I setup also owns 50% of the e-commerce and wholesale business nationwide.


6
Happy
Birthday
Will!

Investors in this raise are investing in Annie May's New England LLC, not the original Louisville location.



I'm using the things I've learned about online marketing, robotics, and other technology fields to work with my sister Annie to fulfill her dream of building the world's first allergy-free national brand. And now you can be a part of it too!


Happy
Birthday
Rose

My favorite thing about this business so far has been the excitement that allergy-sensitive people have when they realize they can eat anything in the bakery, and that it tastes just as good as the real thing. It's a testament to all those hours back in Annie's kitchen experimenting with thousands of different recipes. We have a long and exciting road ahead and hope you will join us on this journey!

Investor Q&A

– COLLAPSE ALL

What does your company do?

Allergy-free bakery where everything is free of the top 8 food allergens.

Where will your company be in 5 years?

We hope to have (although cannot guarantee) $20M in revenue from all New England stores plus ecommerce

Why did you choose this idea?

My sister runs the original bakery in Louisville, KY. She is a baker, not a business person, so I decided to buy the rights to New England and become her first franchisee.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Food allergies are increasing, and making good allergy free baked goods is difficult because when you change ingredients it changes the food chemistry and becomes harder to make it bake and taste like the original. People with food allergies are concerned that restaurants and bakeries don't take them seriously, and so we seek to be the first national allergy-free brand that can calm those fears.

What is your proudest accomplishment?

Being ranked #2 in the country.

How far along are you? What's your biggest obstacle?

Our first store is open. We license all the recipes from the original store. We will start on store #2 later this year. Our biggest obstacle is finding the right locations for new stores.

Who are your competitors? Who is the biggest threat?

There are no national competitors and very few fully allergy free bakeries, but most cities have some local gluten-free bakeries.

What do you understand that your competitors don't?

We have been experimenting on these recipes longer than most people, and have been profitable in one location for 7 years, and have experience franchising. We also have very strong expertise in online marketing.

How will you make money?

Selling baked goods to the public via retail, wholesale, and e-commerce.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Balancing expansion and growth with cash flow, profitability, and financing. If we grow too fast we could end up in a bad spot, but we want to grow fast enough to seize the opportunity.

What do you need the most help with?

Promotion in local areas where we open new stores, real estate expertise to help with location selection.

What would you do with the money you raise?

$100K will go to incubate the wholesale and subscription ecommerce business as a separate entity (the entity you are investing in will own 50% of that entity) and the rest will go to open the next 4-5 stores.

What are the top 8 allergens?

Gluten, wheat, milk, soy, eggs, tree nuts (excluding coconut), peanuts, shellfish.